Exhibit 99.2
MEDTOX SCIENTIFIC, INC.
2010 STOCK INCENTIVE PLAN
STOCK RESTRICTION AGREEMENT

THIS STOCK RESTRICTION AGREEMENT (this “Agreement”) is made as of [DATE] (herein the “Effective Date”) by and between MEDTOX Scientific, Inc., a Delaware corporation (the “Company”) and [RECIPIENT] (the “Participant”).

R E C I T A L S

By action of the Compensation Committee (the “Committee”) taken on [______________] (the “Committee Action”), the Company desires to award the Participant shares of restricted common stock of the Company, par value $0.15 per share (“Stock”) under the MEDTOX Scientific, Inc. 2010 Stock Incentive Plan (the “Plan”).

A G R E E M E N T

In consideration of the provisions contained in this Agreement and with reference to the foregoing Recitals, the Company and the Participant agree as follows:

1.           Award. As of the Effective Date, the Company shall issue to the Participant [# SHARES] shares of Stock (the “Award”), subject to the terms and conditions set forth in this Agreement, the Plan, and the Committee Action. The certificate(s) representing shares of Stock granted pursuant to the Award shall not be delivered to the Participant until the lapse of the restrictions on transferability in accordance with Paragraphs 2, 4 and 5 of this Agreement. Prior to such lapse, the certificate(s) shall be held by the Company in escrow pursuant to Section 5(b) of the Plan along with a stock power duly endorsed in blank by the Participant.

2.           Lapse of Restrictions. The restrictions imposed by this Agreement and the Plan with respect to the shares covered by this Award shall lapse on the business day next following the [INSERT: third anniversary or other applicable vesting date]. Subject to the exceptions set forth in Paragraph 4 below, the restrictions imposed by this Agreement shall lapse only if Participant continues to be employed by the Company on the [INSERT: applicable vesting date].

3.           Parties’ Obligations. Following the lapse of restrictions, the Company shall deliver to the Participant as soon as practicable certificate(s) representing those shares as to which restrictions have lapsed in accordance with Paragraphs 2, 4 or 5, as the case may be.

4.           Termination of Employment. Except as set forth in Paragraph 5 below, upon termination of the Participant’s employment with the Company, the Participant’s right, title and interest in those shares granted pursuant to the Award as to which the restrictions shall not have lapsed at the time of such termination of employment shall immediately terminate.

5.           Lapse of Restrictions Upon Change of Control. Notwithstanding any provision of Paragraph 2, but subject to Paragraph 4, all of the restrictions set forth herein and in Section 5 of the Plan on the shares of Stock granted under this Award may, at the sole discretion of the Committee, lapse upon a Change of Control, as defined under the Plan.

    6.          Voting and Dividend Rights.  Prior to the lapse of restrictions, the Participant shall possess all of the rights of a stockholder of the Company, including the right to vote the shares to the extent, if any, such shares possess voting rights and the right to receive dividends.

7.           Tax Withholding Election. The Company may make such provisions and take such steps as it may deem necessary or appropriate for the withholding or payment of any taxes which the Company is required by any law or regulation of any governmental authority, whether federal, state or local, domestic or foreign, to withhold or pay in connection with all or any portion of this award. Participant agrees to give the Committee prompt written notice of any election made by such Participant under Section 83(b) of the Code, or any similar provision thereof.

8.           Adjustments. The number of shares granted pursuant to the Award shall be adjusted by the Board, whose determination shall be conclusive, to reflect any stock split, stock dividend, reorganization, recapitalization, merger, consolidation, combination or exchange of shares or similar event.

The Committee shall make any adjustments or modifications, and its determination thereof shall be conclusive, in the lapse of restrictions set forth in Paragraph 2 or Paragraph 5 to give effect to the intent of the Plan and the Committee Action in connection with any event affecting the Award, including without limitation, any reorganization, recapitalization, merger, consolidation, offering of additional shares of common stock or other change in the Company’s stockholders’ equity by means other than earnings, or any similar event. No such adjustment shall be made if it would reduce the benefits otherwise accruing to the Participant under this Award.

9.           No Assignment. This Agreement may not be assigned by the Participant by operation of law or otherwise. Notwithstanding, this Agreement shall be binding upon and shall inure to the benefit of the personal representatives, heirs, legatees, successors and assigns of the Company and the Participant.

10.           Governing Law. This Agreement and the legal relations between the parties shall be governed by and construed in accordance with the laws of the State of Delaware.

11.           Conflict in Terms. In the event there shall be a conflict in terms between this Agreement, the Plan, and/or the Committee Action, the terms of the Plan shall prevail.

IN WITNESS WHEREOF, the Company and the Participant have duly executed and delivered this Agreement as of the date first above written.

MEDTOX SCIENTIFIC, INC.

By:  Richard J. Braun
President and Chief Executive Officer

PARTICIPANT:

By:         [RECIPIENT]